FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2004

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

September 7, 2004

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

MICROLOGIX RECEIVES APPROVAL TO INITIATE PHASE II STUDY OF MBI-3253 (CELGOSIVIR) IN HEPATITIS C PATIENTS

Results Expected Q2 Calendar 2005 from Multi-center, Monotherapy Study

Vancouver, BC, CANADA and San Diego, CA, USA – September 7, 2004 – Micrologix Biotech Inc. (TSX: MBI; OTC: MGIXF) has received a Letter of Authorization for its clinical trial application (CTA) from Health Canada to begin a Phase IIa human clinical study with MBI-3253 (celgosivir), an oral first-in-class therapy in development for the treatment of chronic Hepatitis C Virus (HCV) infections.  Study site selection has been completed, with the study expected to begin enrolling patients within the next few weeks and results expected in the second quarter of calendar 2005.

Lorne Tyrrell, MD, Ph.D., an internationally recognized hepatitis expert and Chair of the Micrologix Hepatitis C Clinical Advisory Board, stated, "Preclinical results to date indicate that MBI-3253 could be effective as monotherapy and in improving combination therapy with existing treatments for HCV infections. HCV-infected patients currently have few treatment options, and those options have limited effectiveness in treating the most common strain of HCV infection in North America (genotype I). If MBI-3253 can achieve evidence of viral load reduction as monotherapy and/or in combination therapy, it could be an important new product candidate to improve treatment outcomes for HCV patients.”

MBI-3253, an α-glucosidase I inhibitor, has already demonstrated efficacy in a surrogate model of HCV infection and has been well tolerated in over 500 human subjects to date.  Recent peer-reviewed publications have shown that (a) α-glucosidase is important for HCV replication, (b) the hepatitis C virus is hypersensitive to α-glucosidase inhibition, and (3) MBI-3253 is additive and/or synergistic with the currently approved HCV therapies (ribavirin and interferon).

Nancy Coulson, Senior VP of Product Development at Micrologix commented, “This approval represents a great step forward for MBI-3253 since a recognized regulatory agency has reviewed the clinical, preclinical, and manufacturing data available for the product.  This confirms our assessment that the work done to date has been well done, and along with the information we have thus far, further increases our confidence in achieving clinical success”.

Jim DeMesa, MD, President & CEO of Micrologix added, “Our team has once again executed rapidly to get this potential blockbuster product opportunity advancing through development in just a few months after its acquisition.  This is important since starting this study as planned allows us to get clinical efficacy data in the near-term.  Overall, clinical activity within our company is expected to be significant over the next 12 months as we initiate Phase II studies for MBI-3253 (HCV) and MITO-4509 (Alzheimer’s disease) and continue Phase III trials with MBI-226 (catheter-related infections).”

About the Clinical Study

Approximately 60 treatment-naïve or interferon-intolerant HCV patients will be treated for 12 weeks at 5 sites in Canada, divided into three dosing groups. The objective of this initial study is to evaluate HCV viral loads at various time points during the study and at 12 weeks. The study will also assess the safety of MBI-3253 in HCV patients. Since MBI-3253 has shown additive and/or synergistic effects with currently marketed products in preclinical models, combination studies are being planned to further evaluate efficacy.

About MBI-3253 and HCV

MBI-3253 (celgosivir) is an orally-administered, unique antiviral agent exerting its effects through the inhibition of the mammalian cell enzyme, α-glucosidase I. Alpha-glucosidase I inhibitors can inhibit the replication of a broad range of enveloped viruses (including HCV) by preventing the correct folding of their envelope glycoproteins.

Micrologix Biotech Inc.

March 19, 2002

Chronic hepatitis C virus (HCV) infection is a serious public health concern affecting approximately 4.5 million people in the United States. Worldwide, the disease affects as many as 185 million people. HCV causes inflammation of the liver, which may lead to fibrosis and cirrhosis, liver cancer, and ultimately, liver failure. Cirrhosis of the liver resulting from chronic HCV infection is the leading indication for liver transplantation in the U.S. Each year, 8,000 to 10,000 people in the U.S. die from complications of HCV. Current therapies for HCV infection have only limited effectiveness, especially against genotype I, the most common strain of HCV in North America. It is predicted that deaths from HCV will surpass those of AIDS in the United States by 2010, at which time the global HCV market is forecasted to be approximately $6 billion.

About Micrologix

Micrologix is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the prevention and treatment of major medical diseases and certain conditions with unmet medical need.  With its expertise and experience in product development, the Company is focused on advancing its pipeline of product candidates in the areas of infectious and degenerative diseases. Micrologix is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information about Micrologix is available at www.mbiotech.com.

“Jim DeMesa”

James DeMesa, MD President & CEO

Investor & Media Relations Contacts:

Jonathan Burke Micrologix Biotech Inc. Telephone: 604-221-9666 Extension 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Gino DeJesus/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward looking statements in this news release include, but are not limited to: Micrologix having results of the MBI-3253 Phase IIa study by the second quarter of calendar 2005, initiating combination studies of MBI-3253, initiating a Phase II study with MITO-4509 (Alzheimer’s disease) in the next 12 months and a Phase III study for MBI-226 (catheter-related infections) being initiated in the next 12 months. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: government regulation, dependence on and management of current and future corporate collaborations, early stage of development; technology and product development; future capital needs; uncertainty of additional funding; no assurance of market acceptance; dependence on proprietary technology and uncertainty of patent protection; manufacturing and market uncertainties; and intense competition. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: September 7, 2004